51-102 REPORT OF VOTING RESULTS

June 22, 2004

British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs:

In accordance with National Instrument 51-102 "Continuous Disclosure Obligations", the matters submitted to the vote of shareholders at the Annual General and Extraordinary Meeting of shareholders of Dynamic Oil & Gas, Inc. (the "Company") held on June 18, 2004 were decided as follows:

  Shareholders re-elected Messrs. Wayne J. Babcock and Donald K. Umbach as directors of theCompany to serve until the close of the next annual general meeting at which their class will beelected or until they cease to hold office.

  Shareholders appointed Ernst & Young LLP, Chartered Accountants, to serve as auditors of theCompany until the close of the next annual general meeting and the directors were authorized to fixthe remuneration of the auditors.

  Shareholders approved the removal of the pre-existing company provisions under the new BusinessCorporations Act (British Columbia).

  Shareholders approved a special resolution to eliminate the maximum number of common shares thatthe Company is authorized to issue as permitted under the new Business Corporations Act (BritishColumbia).

  Shareholders approved a special resolution to approve the deletion and cancellation of the existingarticles of the Company and the adoption of new articles for the Company to reflect the new BusinessCorporations Act (British Columbia).

  Shareholders approved an amendment to the Company's 2003 Stock Option Plan to increase thenumber of shares reserved for issuance under the Option Plan by 115,612 shares.

Yours very truly,

"signed"

Michael A. Bardell
Chief Financial Officer